# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Golden Star Acquisition Corp, CIK 0001895144
CUSIP: G4023C101
Title of class of securities: Ordinary Shares, $0.001 par value
Address of issuer's principal executive offices: 136 MADISON AVENUE 5TH & 6TH FLOORS, NEW YORK, New York (NY), 10016
Date of event which requires filing of this statement: 01/03/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000803012

## Reporting persons
- TD SECURITIES (USA) LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 247,566; shared voting power 0; sole dispositive power 247,566; shared dispositive power 0; aggregate amount beneficially owned 247,566 (5.5% of the class)
- Cowen Financial Products LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 140,000; shared voting power 0; sole dispositive power 140,000; shared dispositive power 0; aggregate amount beneficially owned 140,000 (3.1% of the class)
- TD Group US Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TORONTO DOMINION BANK: type of reporting person: bank (BK); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TORONTO DOMINION HOLDINGS USA INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Golden Star Acquisition Corp
Address of issuer's principal executive offices: 136 MADISON AVENUE 5TH & 6TH FLOORS NEW YORK, NEW YORK 10016

## Item 2. Person Filing
Name of person filing:
TD SECURITIES (USA) LLC

Cowen Financial Products LLC

TD Group US Holdings LLC

TORONTO DOMINION BANK

TORONTO DOMINION HOLDINGS USA INC
Address of principal business office or, if none, residence:
ONE VANDERBILT AVENUE
NEW YORK, New York
10017

The address of TD Securities (USA) LLC's ("TDS") principal office, Cowen Financial Products LLC's ("CFP") principal office, and Toronto Dominion Holdings (U.S.A.), Inc.'s ("TDH") principal office is 1 Vanderbilt Avenue, New York, New York 10017. The address of TD Group US Holdings LLC's ("TD GUS") principal office is 251 Little Falls Drive, Wellington, Delaware 19808. The address of Toronto Dominion Bank's ("TD Bank") principal office is Toronto-Dominion Centre, 66 Wellington Street West, 12th Floor, TD Tower, Toronto, Ontario, Canada M5K 1A2.
Citizenship:
TD SECURITIES (USA) LLC - DELAWARE

Cowen Financial Products LLC - DELAWARE

TD Group US Holdings LLC - DELAWARE

TORONTO DOMINION BANK - CANADA (FEDERAL LEVEL)

TORONTO DOMINION HOLDINGS USA INC - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
387,566

TDS has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 247,566 shares and CFP has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 140,000 shares.

This schedule is jointly filed by TDS, CFP, TDH, TD GUS and TD Bank. TDH is the sole owner of TDS and a sole, indirect owner of CFP. TD GUS is the sole owner of TDH. TD Bank is the sole owner of TD GUS. TD Bank, TDH, and TD GUS may be deemed to hold an indirect interest in the shares reported herein by virtue of their ownership of TDS and indirect ownership of CFP.

Each of TDH, TD GUS and TD Bank disclaims ownership of the shares reported herein except to the extent of its pecuniary interest therein. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the US Securities Exchange Act of 1934 or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Percent of class: 8.6
Sole power to vote or to direct the vote:
TD SECURITIES (USA) LLC - 247566

Cowen Financial Products LLC - 140000

TD Group US Holdings LLC - 0

TORONTO DOMINION BANK - 0

TORONTO DOMINION HOLDINGS USA INC - 0
Shared power to vote or to direct the vote:
TD SECURITIES (USA) LLC - 0

Cowen Financial Products LLC - 0

TD Group US Holdings LLC - 0

TORONTO DOMINION BANK - 0

TORONTO DOMINION HOLDINGS USA INC - 0
Sole power to dispose or to direct the disposition:
TD SECURITIES (USA) LLC - 247566

Cowen Financial Products LLC - 140000

TD Group US Holdings LLC - 0

TORONTO DOMINION BANK - 0

TORONTO DOMINION HOLDINGS USA INC - 0
Shared power to dispose or to direct the disposition:
TD SECURITIES (USA) LLC - 0

Cowen Financial Products LLC - 0

TD Group US Holdings LLC - 0

TORONTO DOMINION BANK - 0

TORONTO DOMINION HOLDINGS USA INC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the ordinary shares of Golden Star Acquisition Corp. will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 10, 2025

TD Securities (USA) LLC

By: /s/ Christina Petrou
Title: Vice President & Chief Operating Officer

Cowen Financial Products LLC

By: /s/John Holmes
Title: Chief Operating Officer

TORONTO DOMINION HOLDINGS (U.S.A.), INC.

By: /s/ Christina Petrou
Title: Vice President & Chief Operating Officer

TD GROUP US HOLDINGS LLC

By: /s/ Romina McMahon
Title: Deputy Controller

THE TORONTO-DOMINION BANK

By: /s/ Christina Petrou
Title: Vice President & Chief Operating Officer

## Signatures
- TD SECURITIES (USA) LLC: Christina Petrou, Vice President & Chief Operating Officer (01/10/2025)
- Cowen Financial Products LLC: John Holmes, Chief Operating Officer (01/10/2025)
- TD Group US Holdings LLC: Romina McMahon, Deputy Controller (01/10/2025)
- TORONTO DOMINION BANK: Christina Petrou, Vice President & Chief Operating Officer (01/10/2025)
- TORONTO DOMINION HOLDINGS USA INC: Christina Petrou, Vice President & Chief Operating Officer (01/10/2025)